06003441

AB 2/28/05

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 24 2006 PROCESSING SECTION WASH. D.C. 209

SEC FILE NUMBER
8- 66632

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CJK Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1702 East Highland Avenue, Suite 212
(No. and Street)

Phoenix	AZ	85016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Kelley 602-248-0212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

1702 East Highland Avenue, Suite 100, Phoenix		AZ	85016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce D. Kelley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CJK Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Arizona
Maricopa County
Jane A McCabe
Expires October 06, 2006

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
CJK Securities, Inc.
Phoenix, Arizona

We have audited the accompanying statement of financial condition of CJK Securities, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CJK Securities, Inc. as of December 31, 2005, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP
Phoenix, Arizona
February 1, 2006

www.eidebailly.com
1702 E. Highland, Suite 100 ▮ Phoenix, Arizona 85016-4665 ▮ Phone 602.264.5844 ▮ Fax 602.277.4845 ▮ EOE

CJK SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and total assets	$ 139,555

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and total liabilities	$ 63,000
Stockholders' equity:	
Common stock, no par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	100
Additional paid in capital	39,023
Retained earnings	37,432
Stockholders' equity	76,555
Total liabilities and shareholders' equity	$ 139,555

See Notes to Financial Statements

CJK SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	
Consulting fees	$ 195,745
EXPENSES	
Consulting fees	63,000
Rent and insurance	17,533
Salaries	12,061
Legal fees	10,000
NASD and other filing fees	6,687
Computer and copier	6,175
Telephone	4,153
Printing	3,301
Dues, subscriptions and educational fees	3,167
Other	2,326
Testing fees	975
Payroll taxes	923
Travel	564
Total expenses	130,865
Net Income	$ 64,880

See Notes to Financial Statements

CJK SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained Earnings	Total
Beginning retained earnings	-	$ -	$ -	$ -	$ -
Capital contributed	100	100	39,023		39,123
Add income from operations				64,880	64,880
Less distributions to shareholders				(27,448)	(27,448)
Retained earnings, December 31, 2005	100	$ 100	$ 39,023	$ 37,432	$ 76,555

See Notes to Financial Statements

CJK SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Income from operations	$ 64,880
Increase in operating liabilities - accounts payable	63,000
Net cash provided by operating activities	127,880
Cash flows from financing activities:	
Stockholders' capital contributions	39,123
Distributions paid to Stockholders	(27,448)
Net cash provided by financing activities	11,675
Increase in cash	139,555
Cash at beginning of year	-
Cash at end of year	$ 139,555

See Notes to Financial Statements

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated on February 19, 2004 and commenced operations on February 4, 2005.

2. Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a broker-dealer, and its operations are limited to providing financial advisory services related to mergers, acquisitions and capital formation projects. The Company's policy is to limit its capital formation activities to private placements solely with institutional investors.

Securities Transactions

The Company does not buy or sell securities for customers or for its own account.

Income Taxes

The Company has elected to be treated as a Sub-chapter S Corporation for federal income tax purposes. Under such election, the Corporation is not subject to corporate income taxes. Instead, the stockholders are liable for income taxes on their proportionate shares of the Corporation's taxable income.

Facilities

The Company operates from 1,250 square feet of leased space in Phoenix, Arizona. The monthly lease cost is $2,395 and the lease expires on May 31, 2006. Lease expense for the year ended December 31, 2005 totaled approximately $17,500. Future commitments for 2006 are approximately $12,000.

3. Net Capital Requirement

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires a specific ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2005, the Corporation had net capital of $76,556, which is in excess of its required net capital of $7,875. The Corporation's net capital ratio was .82 to 1 in 2005.

CJK SECURITIES, INC.
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2005

Net capital - stockholders' equity	$ 76,555
Minimum net capital required	7,875
Excess net capital over minimum required	$ 68,680
Net capital - stockholders' equity	$ 76,555
120% of minimum net capital required	9,450
Excess net capital over 120% of minimum required	$ 67,105
Aggegate indebtedness - accounts payable	$ 63,000
Aggregate indebtedness to net capital	.82 to 1

CJK SECURITIES, INC.
SUPPLEMENTAL SCHEDULE OF STATEMENT REGARDING RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2005

The Corporation is exempt from 15c3-3 pursuant to paragraph (K)(2)(ii).

EideBailly
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
CJK Securities, Inc.
Phoenix, Arizona

In planning and performing our audit of the financial statements of CJK Securities, Inc. (the Corporation), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PEOPLE. PRINCIPLES. POSSIBILITIES.
www.eidebailly.com
1702 E. Highland, Suite 100 ▮ Phoenix, Arizona 85016-4665 ▮ Phone 602.264.5844 ▮ Fax 602.277.4845 ▮ EOE

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Phoenix, Arizona
February 1, 2006



CULTURE

The Foundation of Success

Caring for our external and internal clients with a passion to go the extra mile.

Respecting our peers and their individual contributions.

Conducting ourselves with the highest level of integrity at all times.

Trusting and supporting one another.

Being accountable for the overall success of the Firm, not just individual or office success.

Stretching ourselves to be innovative and creative, while managing the related risks.

Recognizing the importance of maintaining a balance between work and home life.

Promoting positive working relationships.

And, most of all, enjoying our jobs ... and having fun!

Rev: 8/2005

EideBailly℠

ARIZONA
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602.264.5844

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208.344.7150

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563.556.1790

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952.944.6166

MONTANA
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406.896.2400

NORTH DAKOTA
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701.255.1091

Fargo
701.239.8500

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405.478.3334

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918.299.8833

SOUTH DAKOTA
Aberdeen
605.225.8783

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605.339.1999

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